Av Industrial 675
Lima 1 Perú

Ferreyros

Exemption pursuant to Rule 12g3-2(b)   **82-4567**
Submission of: **Other information**

T 511 336 7070
F 511 336 8331

Lima, September 8th,2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA



SUPPL

08004844

Dear Sirs:

Please find attached the list of our shareholders as of August 31st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours



Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas



PROCESSED
SEP 1 2 2008
THOMSON REUTERS

www.ferreyros.com.pe

FERREYROS S.A.A.

Lunes, 08 de Septiembre de 2008

Sres.
CONASEV
Presente.-

| COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5% |

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV N° 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: AGOSTO - 2008

Listado de Acciones Comunes:
   Nemonico: FERREYC1
   Valor: FERREYROS S.A.
   Nro.Total de Acciones: 377,778,844
   Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	RUC 20215376916	BUSLETT S.A.	00771283	8,257,494	2.185801	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	15,035,963	3.980097	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	14,343,691	3.796849	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S A.A.	00924649	14,288,046	3.782119	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	5,974,982	1.581608	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	14,644,619	3.876506	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	24,421,180	6.464412	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	14,259,211	3.774486	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	31,056,553	8.220829	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	35,305,618	9.345578	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	28,695,101	7.595741	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	24,560,774	6.501363	FERREYC1
PJ	Otro 09212735 00	IN-FONDO1	00932286	2,361,484	0.625097	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	11,323,048	2.997269	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	4,093,075	1.083458	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	2,004,987	0.530730	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	15,403,106	4.077281	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	17,940,341	4.7489	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	16,916,414	4.477862	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	5,663,199	1.499078	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	3,659,222	0.968615	FERREYC1
PJ	RUC 20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	2,025,833	0.536248	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	2,786,272	0.737541	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	2,037,474	0.539330	FERREYC1

PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,894,721	0.501542	FERREYC1
PJ	RUC 20514900451	ING.RENTA ACCIONES FMIV	00942445	2,262,940	0.599012	FERREYC1
PJ	Otro 048000875	CREDICORP LTD.	00305943	2,327,483	0.616097	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	1,993,249	0.527623	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	1,874,789	0.496266	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	2,261,641	0.598668	FERREYC1
PJ	Otro 74671	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	1,938,501	0.513131	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

